

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mailstop 3233

April 21, 2016

Via E-mail
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA, 01880

Re: **Franklin Street Properties Corp.**
Form 10-K for the fiscal year ended December 31, 2015
Filed February 16, 2016
File No. 001-32470

Dear Mr. Demeritt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 42

1. Please disclose in future filings the interest payments associated with your debt obligations either in a tabular or discussion format. Please refer to footnote 46 of SEC Interpretive Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

          Sincerely,

          /s/ Robert F. Telewicz, Jr.

          Robert F. Telewicz, Jr.
          Accounting Branch Chief
          Office of Real Estate and
          Commodities